Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-97481, No. 33-52722, and No. 33-92818 on Form S-8 of our reports dated March 23, 2007 relating to the financial statements of Tomkins plc (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”) and management’s report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 20-F of Tomkins plc for the year ended December 30, 2006.

DELOITTE & TOUCHE LLP

London, England

May 10, 2007